1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC Plans to Increase Stake in Vanguard
Hsinchu, Taiwan, R.O.C., August 24, 2007 — TSMC’s Board of Directors held a special board meeting on Friday and approved a proposal to purchase no more than 11 percent of Vanguard International Semiconductor Corporation (“Vanguard”) shares via Block Trade, at a price not exceeding NT$5.55 billion, representing no more than NT$29.7 per share.
“This planned transaction will strengthen our business alliance with Vanguard and is part of our eight-inch wafer strategy,” said Ms. Lora Ho, TSMC Spokesperson and Chief Financial Officer. “Future purchases of shares in Vanguard, if any, will depend on Vanguard’s share price and the semiconductor industry’s environment,” Ms. Ho said. In addition, TSMC has no intention to merge Vanguard, she said.
TSMC currently owns approximately 26.8 percent of Vanguard’s shares.
# # #
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
Deputy Director, PR Department, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:

Michael Kramer	Richard C.Y. Chung
Principal Specialist, TSMC P.R. Dept	Technical Manager, TSMC
Tel: 886-3-505-6216	Tel: 886-3-505-5038
Mobile: 886-926-026-632	Mobile: 886-911-258751
Fax: 886-3-567-0121	Fax: 886-3-567-0121
E-Mail: pdkramer@tsmc.com	E-Mail: cychung@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: August 24, 2007	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer